

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 7, 2019

William Stilley, III
President and Chief Executive Officer
ADIAL PHARMACEUTICALS, INC.
1001 Research Park Blvd.,
Suite 100
Charlottesville, VA 22911

> **Re: ADIAL PHARMACEUTICALS, INC.**
> **Draft Registration Statement on Form S-1**
> **Filed January 7, 2019**
> **File No. 377-02455**

Dear Mr. Stilley, III:

This is to advise you that we do not intend to review your registration statement.

We request that you publicly file your registration statement no later than 48 hours prior to the requested effective date and time. Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Todd Schiffman at 202-551-3491 with any questions.

Sincerely,

Division of Corporation Finance
Office of Healthcare & Insurance